Decontaminate Inc

Notes to Financials

Decontamination Inc Notes to Financial Statements
June 30, 2020 (unaudited)

Decontamination Inc is incorporated in the state of Delaware on August 3, 2020. Before such time, the company operated as a DBA with no bank account, doing business as until such time that research was completed.

Through 2019, the company has completed research for filing patents with the United States Patent and Trade office years of research. The research took one year and has four components. Algorithms, Drones, Robots and Biosurfactants. The biosurfactant research was included on the balance sheet whereas the other research was not and was paid for personally by Keith Louis
De Santo due to trade secrets and secrecy.


All patent applications will be assigned to the company at a later date, if granted.
They were filed under the USPTO account of Keith Louis De Santo. The Company has either rented, purchased, loaned or had the use of hardware, software, algorithms, simulation software and software engineers to create the foundation of the business. The Company was able to advance the technology to obtain ?in the field? solid data where the application does in fact work. The Company has worked since inception with universities, companies and other third parties to further develop detection, decontamination and cleaning processes. The Company currently is not capable of commercial production due to limited working capital.
The Company continues to maintain trade secrets and intellectual property on many nanotechnology, artificial intelligence and power applications.

Basis of Presentation
The Company prepares its unaudited consolidated financial statements in conformity with generally accepted accounting principles in the United States of America.

Fair Value of Financial Instruments
The Company measures its financial assets and liabilities in accordance with generally accepted accounting principles. For certain of our financial instruments, including cash, accounts payable, accrued expenses, and short- term loans the carrying amounts approximate fair value due to their short maturities. We follow accounting guidance for financial and non-financial assets and liabilities.

Use of Estimates
The preparation of unaudited financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. Actual results could differ from those estimates.


NOTE 1 ? GOING CONCERN
The Company has a net loss for the period ended June 30, 2020 of $253,000. In addition, as of June 30, 2020, the Company had limited capital. These conditions raise substantial doubt about the Company?s ability to continue as a going concern.

The accompanying unaudited financial statements have been prepared in conformity with U.S. GAAP, which contemplate continuation of the Company as a going concern and the realization of assets and satisfaction of liabilities in the normal course of business. The ability of the Company to continue its operations is dependent on the execution of management?s plans, which include the raising of capital through the debt and/or equity markets, until such time that funds provided by operations are sufficient to fund working capital requirements. If the Company were not to continue as a going concern, it would likely not be able to realize its assets at values comparable to the carrying value or the fair value estimates reflected in the balances set out in the preparation of the consolidated financial statements.

There can be no assurances that the Company will be successful in generating additional cash from the equity/debt markets or other sources to be used for operations. The unaudited financial statements do not include any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary. Based on the Company?s current resources, the Company will not be able to continue to operate without additional funding. Should the Company not be successful in obtaining the necessary financing to fund its operations, the Company would need to curtail certain or all operational activities and/or contemplate the sale of its assets, if necessary.

NOTE 2 ? COMMITMENTS AND CONTINGENCIES
Legal Matters
No legal matters at this time
Lease Commitment
We lease a virtual office in Tampa, Florida on a month-to-month basis. The Company will be exploring a lease for a facility of approximately 25,000 square feet, in Tampa, Florida.

NOTE 3 ? STOCKHOLDERS? EQUITY
The structure of the Company is comprised of preferred and common stock. There are 1,000,000 authorized preferred stock shares with 250 voting rights per share and 100,000,000 authorized common stock shares with 1 vote per share.
Preferred Stock.

On August 10, 2020, the Board of Directors of the Company authorized the Company to issue 1,000,000 shares of preferred stock with a par value of $0.000006. to the Company?s founder Keith Louis De Santo. Each share of the preferred stock was entitled to 250 votes.

Common Stock
The Company is authorized to issue up to 100,000,000 shares of common stock with a par value $0.000006 per share. As of the date of this letter, no common stock shares have been issued.

NOTE 4 ? Filings
Intellectual Property
Patent Application 17/000,329 Using machine learning algorithms and nanotechnology combinations to clean an indoor environment Patent Application number 62/968,410 Pathogen Detection using Artificial Intelligence.
Patent Application number 16/828,832 Mobile AI and Cantilever, Robot and Drone applications.
Patent Application number 63/041,885 Nuclear Energy power for detection and decontamination of pathogens and microbes.
Patent Application number 63/047,176 Natural Gas Hydrogen Fuel cells detection and decontamination of pathogens and microbes.

NOTE 5 Incorporation
On April 3, 2020, The Company filed to Incorporate in the state of Delaware. The fee for filing was paid by Keith Louis De Santo

NOTE 6 ? SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date the financial statements were issued. The Company has determined that there are no other such events that warrant disclosure or recognition in the financial statements, except as stated herein.

NOTE 7 ? Initial Startup Funding and expenses with third parties that cannot be disclosed. The Company operations, research and patent filings have been funded by the founder, Keith Louis De Santo and the preferred equity was granted to him for such.